Exhibit 99.2

Contact:    Robert M. Gorman - (804) 523-7828
Executive Vice President / Chief Financial Officer

UNION BANKSHARES REPORTS THIRD QUARTER RESULTS

Richmond, Va., October 18, 2017 - Union Bankshares Corporation (the “Company” or “Union”) (NASDAQ: UBSH) today reported net operating earnings(1) of $21.3 million and operating earnings per share(1) of $0.49 for its third quarter ended September 30, 2017; these operating results exclude $661,000 in after-tax merger-related costs. The Company's net operating earnings and operating earnings per share for the third quarter of 2017 represent increases of $1.0 million, or 4.9%, and $0.03, or 6.5%, respectively, in each case compared to the second quarter of 2017. For the third quarter ended September 30, 2017, net income, which includes the impact of merger-related costs, was $20.7 million, an increase of $2.7 million, or 15.0%, compared to the second quarter of 2017, and earnings per share was $0.47, an increase of $0.06, or 14.6%, compared to the second quarter of 2017.

For the nine months ended September 30, 2017, net operating earnings(1) were $60.8 million and operating earnings per share(1) were $1.39. The Company's net operating earnings and operating earnings per share for the nine months ended September 30, 2017 represent an increase of 7.2% and 7.8%, respectively, compared to the net income and earnings per share for the nine months ended September 30, 2016. For the nine months ended September 30, 2017, net income, which includes the impact of merger-related costs, was $57.7 million, an increase of 1.8% compared to the same period in 2016, and earnings per share were $1.32, an increase of 2.3% compared to the same period in 2016.

“Union delivered another solid quarterly performance with growth in operating earnings and earnings per share as we continue to gain market share and tell our unique story, which we believe is being well received in our markets,” said John C. Asbury, president and chief executive officer of Union Bankshares Corporation. “Our profitability metrics improved, and I was especially pleased to see significant progress made in lowering the efficiency ratio this quarter. The Xenith acquisition remains on track to close in early January, and I am confident that our combination will accelerate the achievement of our top tier financial performance goals, which should provide our shareholders with above average returns on their investments over the long term.  Union is fast becoming something that Virginia hasn’t had in nearly 20 years - a statewide regional bank that is uniquely positioned to provide value to our teammates, customers, shareholders and the communities we serve.”

Select highlights for the third quarter of 2017 include:

•
On October 17, 2017, the Company and Xenith Bankshares, Inc. (“Xenith”) jointly announced the receipt of regulatory approval from the Federal Reserve Bank of Richmond and from the Virginia State Corporation Commission to move forward with the proposed merger of Xenith into the Company (the “Pending Merger”).

•
Net income for the community bank segment was $20.3 million, or $0.46 per share, for the third quarter of 2017, compared to $17.4 million, or $0.40 per share, for the second quarter of 2017. Net operating earnings(1) for the community bank segment were $21.0 million, or $0.48 per share, for the third quarter of 2017, compared to $19.8 million, or $0.45 per share, for the second quarter of 2017. Net income for the community bank segment was $56.8 million, or $1.30 per share, for the nine months ended September 30, 2017, compared to $55.3 million, or $1.26 per share, for the nine months ended September 30, 2016. Net operating earnings(1) for the community bank segment were $59.9 million, or $1.37 per share, for the nine months ended September 30, 2017.

•
The mortgage segment reported net income of $347,000, or $0.01 per share, for the third quarter of 2017, compared to $551,000, or $0.01 per share, in the second quarter of 2017. The mortgage segment reported net income of $901,000, or $0.02 per share, for the nine months ended September 30, 2017 compared to $1.4 million, or $0.03 per share, for the nine months ended September 30, 2016.

•
Return on Average Assets (“ROA”) was 0.91% and operating ROA(1) was 0.94% for the quarter ended September 30, 2017 compared to ROA of 0.82% and operating ROA of 0.93% for the quarter ended June 30, 2017 and ROA of 1.00% for the quarter ended September 30, 2016.

•
Return on Average Equity (“ROE”) was 7.90% and operating ROE(1) was 8.15% for the quarter ended September 30, 2017 compared to ROE of 7.02% and operating ROE of 7.94% for the quarter ended June 30, 2017 and ROE of 8.14% for the quarter ended September 30, 2016.

•
Return on Average Tangible Common Equity (“ROTCE”) was 11.34% and operating ROTCE(1) was 11.70% for the quarter ended September 30, 2017 compared to ROTCE of 10.15% and operating ROTCE of 11.48% for the prior quarter and ROTCE of 12.00% for the third quarter of 2016.

•
The efficiency ratio (FTE) was 62.9% and the operating efficiency ratio (FTE)(1) was 62.1% for the quarter ended September 30, 2017 compared to the efficiency ratio (FTE) of 66.8% and operating efficiency ratio (FTE) of 63.8% for the prior quarter and efficiency ratio (FTE) of 64.4% for the third quarter of 2016.

•
Loans held for investment grew $127.2 million, or 7.5% (annualized), from June 30, 2017 and increased $749.8 million, or 12.2%, from September 30, 2016. Average loans held for investment increased $194.5 million, or 11.7% (annualized), from the prior quarter and increased $788.8 million, or 13.1%, from the same quarter in the prior year.

•
Period-end deposits increased $117.4 million, or 6.9% (annualized), from June 30, 2017 and grew $623.3 million, or 10.0%, from September 30, 2016. Average deposits increased $160.1 million, or 9.6% (annualized), from the prior quarter and increased $592.9 million, or 9.6%, from the same quarter in the prior year.

(1) For a reconciliation of the non-GAAP operating measures that exclude merger-related costs unrelated to the Company’s normal operations, see Alternative Performance Measures (non-GAAP) section of the Key Financial Results. Such costs were only incurred during the second and third quarters of 2017; thus each of these operating measures is equivalent to the corresponding GAAP financial measure for the three and nine months ended September 30, 2016.

NET INTEREST INCOME

For the third quarter of 2017, net interest income was $71.2 million, an increase of $2.2 million from the second quarter of 2017. Tax-equivalent net interest income was $73.8 million, an increase of $2.2 million from the second quarter of 2017. The increases in both net interest income and tax-equivalent net interest income were driven by higher earning asset balances. The third quarter net interest margin decreased 3 basis points to 3.46% from 3.49% in the previous quarter, while the tax-equivalent net interest margin also decreased 3 basis points to 3.59% from 3.62% during the same periods. The decrease in the tax-equivalent net interest margin was principally due to the 4 basis point increase in tax-equivalent cost of funds partially offset by the 1 basis point increase in the tax-equivalent yield on earning assets.

The Company’s tax-equivalent net interest margin includes the impact of acquisition accounting fair value adjustments. During the third quarter of 2017, net accretion related to acquisition accounting increased $92,000, or 5.7%, from the prior quarter to $1.7 million for the quarter ended September 30, 2017. The second and third quarters of 2017 as well as the remaining estimated net accretion impact are reflected in the following table (dollars in thousands):

	Loan Accretion	Borrowings Accretion (Amortization)	Total
For the quarter ended June 30, 2017	$1,570	$47	$1,617
For the quarter ended September 30, 2017	1,662	47	1,709
For the remaining three months of 2017 (estimated) (1)	1,358	28	1,386
For the years ending (estimated) (1):
2018	4,842	(143)	4,699
2019	3,483	(286)	3,197
2020	2,689	(301)	2,388
2021	2,187	(316)	1,871
2022	1,767	(332)	1,435
Thereafter	6,589	(4,974)	1,615
(1) Estimated accretion only includes accretion for previously executed acquisitions. The effects of the Pending Merger are not included in the information above.

ASSET QUALITY/LOAN LOSS PROVISION

Overview
During the third quarter of 2017, the Company experienced declines in nonperforming asset balances from the prior quarter, primarily related to charge-offs of nonaccrual loans. The loan loss provision increased from the prior quarter due to loan growth and higher levels of charge-offs in the third quarter of 2017. The allowance for loan losses and the related allowance for loan losses to total loans ratio decreased from the prior quarter primarily due to the continued decline in the historical loss rates and reductions in specific reserves on impaired loans that were charged off during the quarter.

All nonaccrual and past due loan metrics discussed below exclude purchased credit impaired (“PCI”) loans totaling $51.0 million (net of fair value mark of $11.7 million).

Nonperforming Assets (“NPAs”)
At September 30, 2017, NPAs totaled $28.9 million, a decline of $5.2 million, or 15.2%, from June 30, 2017 and an increase of $5.6 million, or 24.2%, from September 30, 2016. In addition, NPAs as a percentage of total outstanding loans declined 8 basis points from 0.50% at June 30, 2017 and increased 4 basis points from 0.38% at September 30, 2016 to 0.42% at September 30, 2017. As the Company's NPAs have been at historic lows over the last several quarters, certain changes from quarter to quarter might stand out in comparison to one another but have an insignificant impact on the Company's overall asset quality position. The following table shows a summary of asset quality balances at the quarter ended (dollars in thousands):

	September 30,	June 30,	March 31,	December 31,	September 30,
	2017	2017	2017	2016	2016
Nonaccrual loans	$20,122	$24,574	$22,338	$9,973	$12,677
Foreclosed properties	6,449	6,828	6,951	7,430	7,927
Former bank premises	2,315	2,654	2,654	2,654	2,654
Total nonperforming assets	$28,886	$34,056	$31,943	$20,057	$23,258

The following table shows the activity in nonaccrual loans for the quarter ended (dollars in thousands):

	September 30,	June 30,	March 31,	December 31,	September 30,
	2017	2017	2017	2016	2016
Beginning Balance	$24,574	$22,338	$9,973	$12,677	$10,861
Net customer payments	(4,642)	(1,498)	(1,068)	(1,451)	(1,645)
Additions	4,114	5,979	13,557	1,094	4,359
Charge-offs	(3,376)	(2,004)	(97)	(1,216)	(660)
Loans returning to accruing status	—	(134)	(27)	(1,039)	(23)
Transfers to OREO	(548)	(107)	—	(92)	(215)
Ending Balance	$20,122	$24,574	$22,338	$9,973	$12,677

The net decline in nonaccrual loans from the prior quarter was primarily attributable to charge-offs and customer payments.

The following table shows the activity in other real estate owned ("OREO") for the quarter ended (dollars in thousands):

	September 30,	June 30,	March 31,	December 31,	September 30,
	2017	2017	2017	2016	2016
Beginning Balance	$9,482	$9,605	$10,084	$10,581	$13,381
Additions of foreclosed property	621	132	—	859	246
Valuation adjustments	(588)	(19)	(238)	(138)	(479)
Proceeds from sales	(648)	(272)	(277)	(1,282)	(2,844)
Gains (losses) from sales	(103)	36	36	64	277
Ending Balance	$8,764	$9,482	$9,605	$10,084	$10,581

Past Due Loans
Past due loans still accruing interest totaled $34.3 million, or 0.50% of total loans, at September 30, 2017 compared to $27.4 million, or 0.40% of total loans, at June 30, 2017 and $26.9 million, or 0.44% of total loans, at September 30, 2016. Of the total past due loans still accruing interest, $4.5 million, or 0.07% of total loans, were loans past due 90 days or more at September 30, 2017, compared to $3.6 million, or 0.05% of total loans, at June 30, 2017 and $3.5 million, or 0.06% of total loans, at September 30, 2016.

Net Charge-offs
For the third quarter of 2017, net charge-offs were $4.1 million, or 0.24% of total average loans on an annualized basis, compared to $2.5 million, or 0.15%, for the prior quarter and $929,000, or 0.06%, for the same quarter last year. Of the net charge-offs in the third quarter of 2017, the majority were previously considered impaired. For the nine months ended September 30, 2017, net charge-offs were $7.4 million, or 0.15% of total average loans on annualized basis, compared to $4.7 million, or 0.11%, for the same period in 2016.

Provision for Loan Losses
The provision for loan losses for the third quarter of 2017 was $3.1 million, an increase of $750,000 compared to the previous quarter and an increase of $653,000 compared to the same quarter in 2016. The increase in provision for loan losses was primarily driven by higher loan balances and higher levels of charge-offs in the third quarter of 2017.

Allowance for Loan Losses
The allowance for loan losses (“ALL”) decreased $1.1 million from June 30, 2017 to $37.2 million at September 30, 2017 primarily due to the continued decline in the historical loss rates and reductions in specific reserves on impaired loans that were charged off during the quarter. The ALL as a percentage of the total loan portfolio was 0.54% at September 30, 2017, 0.56% at June 30, 2017, and 0.59% at September 30, 2016.

The ratio of the ALL to nonaccrual loans was 184.7% at September 30, 2017, compared to 155.5% at June 30, 2017 and 288.3% at September 30, 2016. The current level of the allowance for loan losses reflects specific reserves related to nonperforming loans, current risk ratings on loans, net charge-off activity, loan growth, delinquency trends, and other credit risk factors that the Company considers important in assessing the adequacy of the allowance for loan losses.

NONINTEREST INCOME

Noninterest income decreased $520,000, or 2.9%, to $17.5 million for the quarter ended September 30, 2017 from $18.1 million in the prior quarter, primarily driven by lower loan-related swap fees and mortgage banking income, partially offset by increases in customer-related fee income and higher insurance-related income.

Mortgage banking income decreased $488,000, or 17.5%, to $2.3 million in the third quarter of 2017 compared to $2.8 million in the second quarter of 2017, related to declines in mortgage loan originations. Mortgage loan originations declined by $9.2 million, or 6.8%, in the third quarter to $127.3 million from $136.6 million in the second quarter of 2017. The majority of the decrease was related to purchase-money mortgage loans, which declined by $13.0 million from the prior quarter. Of the mortgage loan originations in the third quarter of 2017, 28.0% were refinances compared with 23.4% in the prior quarter.

NONINTEREST EXPENSE

Noninterest expense decreased $2.4 million, or 4.1%, to $57.5 million for the quarter ended September 30, 2017 from $59.9 million in the prior quarter. Excluding merger-related costs of $732,000 and $2.7 million in the third and second quarters of 2017, respectively, operating noninterest expense decreased $422,000 when compared to the second quarter of 2017. Salaries and benefits expenses declined by $792,000 primarily related to declines in incentive compensation. Marketing and advertising costs decreased $335,000 due to seasonally lower expenses. These decreases were partially offset by an increase in OREO and credit-related expenses of $797,000 primarily due to higher valuation adjustments of $569,000 and losses on sales of OREO property compared to gains on sales of OREO property in the prior quarter.

BALANCE SHEET

At September 30, 2017, total assets were $9.0 billion, an increase of $114.2 million from June 30, 2017 and an increase of $771.2 million from September 30, 2016. The increase in assets was mostly related to loan growth.

At September 30, 2017, loans held for investment (net of deferred fees and costs) were $6.9 billion, an increase of $127.2 million, or 7.5% (annualized), from June 30, 2017, while average loans increased $194.5 million, or 11.7% (annualized), from the prior quarter. Loans held for investment increased $749.8 million, or 12.2%, from September 30, 2016, while quarterly average loans increased $788.8 million, or 13.1%, from the prior year.

At September 30, 2017, total deposits were $6.9 billion, an increase of $117.4 million, or 6.9% (annualized), from June 30, 2017, while average deposits increased $160.1 million, or 9.6% (annualized), from the prior quarter. Total deposits grew $623.3 million, or 10.0%, from September 30, 2016, while quarterly average deposits increased $592.9 million, or 9.6%, from the prior year.

At September 30, 2017, June 30, 2017, and September 30, 2016, respectively, the Company had a common equity Tier 1 capital ratio of 9.40%, 9.39%, and 9.78%; a Tier 1 capital ratio of 10.56%, 10.57%, and 11.07%; a total capital ratio of 12.94%, 13.00%, and 11.60%; and a leverage ratio of 9.52%, 9.61%, and 9.89%.

The Company’s common equity to total assets ratios at September 30, 2017, June 30, 2017, and September 30, 2016 were 11.53%, 11.56%, and 12.12%, respectively, while its tangible common equity to tangible assets ratio was 8.34%, 8.32%, and 8.57%, respectively.

During the third quarter of 2017, the Company declared and paid cash dividends of $0.20 per common share, consistent with the prior quarter and an increase of $0.01, or 5.3%, compared to the same quarter in the prior year.

* * * * * * *

ABOUT UNION BANKSHARES CORPORATION

Headquartered in Richmond, Virginia, Union Bankshares Corporation (NASDAQ: UBSH) is the holding company for Union Bank & Trust, which has 111 banking offices and approximately 173 ATMs located throughout Virginia. Non-bank affiliates of the holding company include: Union Mortgage Group, Inc., which provides a full line of mortgage products, Old Dominion Capital Management, Inc., which provides investment advisory services, and Union Insurance Group, LLC, which offers various lines of insurance products.

Additional information on the Company is available at http://investors.bankatunion.com.

Union Bankshares Corporation will hold a conference call on Wednesday, October 18th, at 9:00 a.m. Eastern Time during which management will review earnings and performance trends. Callers wishing to participate may call toll-free by dialing (877) 668-4908; international callers wishing to participate may do so by dialing (973) 453-3058. The conference ID number is 95436690.

NON-GAAP MEASURES
In reporting the results of the quarter ended September 30, 2017, the Company has provided supplemental performance measures on a tax-equivalent, tangible, or operating basis. These measures are a supplement to GAAP used to prepare the Company’s financial statements and should not be considered in isolation or as a substitute for comparable measures calculated in accordance with GAAP. In addition, the Company’s non-GAAP measures may not be comparable to non-GAAP measures of other companies.

FORWARD-LOOKING STATEMENTS
Certain statements in this press release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that include projections, predictions, expectations, or beliefs about future events or results or otherwise are not statements of historical fact, are based on certain assumptions as of the time they are made, and are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified.  Such statements are often characterized by the use of qualified words (and their derivatives) such as “expect,” “believe,” “estimate,” “plan,” “project,” “anticipate,” “intend,” “will,” “may,” “view,” “opportunity,” “potential,” or words of similar meaning or other statements concerning opinions or judgment of the Company and its management about future events.  Although the Company believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results, performance, or achievements of the Company will not differ materially from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Actual future results and trends may differ materially from historical results or those anticipated depending on a variety of factors, including, but not limited to, the effects of or changes in:

•
the possibility that any of the anticipated benefits of the Pending Merger with Xenith will not be realized or will not be realized within the expected time period, the businesses of the Company and Xenith may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected revenue synergies and cost savings from the Pending Merger may not be fully realized or realized within the expected time frame, revenues following the Pending Merger may be lower than expected, customer and employee relationships and business operations may be disrupted by the Pending Merger, or obtaining required shareholder approvals, or completing the Pending Merger on the expected timeframe, may be more difficult, time-consuming or costly than expected,

•	changes in interest rates,

•	general economic and financial market conditions,

•	the Company’s ability to manage its growth or implement its growth strategy,

•	the incremental cost and/or decreased revenues associated with exceeding $10 billion in assets,

•	levels of unemployment in the Bank’s lending area,

•	real estate values in the Bank’s lending area,

•	an insufficient allowance for loan losses,

•	the quality or composition of the loan or investment portfolios,

•	concentrations of loans secured by real estate, particularly commercial real estate,

•	the effectiveness of the Company’s credit processes and management of the Company’s credit risk,

•	demand for loan products and financial services in the Company’s market area,

•	the Company’s ability to compete in the market for financial services,

•	technological risks and developments, and cyber attacks or events,

•	performance by the Company’s counterparties or vendors,

•	deposit flows,

•	the availability of financing and the terms thereof,

•	the level of prepayments on loans and mortgage-backed securities,

•	legislative or regulatory changes and requirements,

•	monetary and fiscal policies of the U.S. government including policies of the U.S. Department of the Treasury and the Board of Governors of the Federal Reserve System, and

•	accounting principles and guidelines.

More information on risk factors that could affect the Company’s forward-looking statements is available on the Company’s website, http://investors.bankatunion.com or the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, and other reports filed with the Securities and Exchange Commission (“SEC”). The information on the Company’s website is not a part of this press release. All risk factors and uncertainties described in those documents should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. The Company does not intend or assume any obligation to update or revise any forward-looking statements that may be made from time to time by or on behalf of the Company.

ADDITIONAL INFORMATION ABOUT THE PENDING MERGER AND WHERE TO FIND IT

In connection with the Pending Merger, the Company has filed with the SEC a registration statement on Form S-4 to register the shares of the Company’s common stock to be issued to the shareholders of Xenith. The registration statement includes a joint proxy statement of the Company and Xenith and a prospectus of the Company. A definitive joint proxy statement/prospectus was first sent to the shareholders of the Company and Xenith on September 21, 2017 seeking their approval of the Pending Merger and related matters. This release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Before making any voting or investment decision, investors and shareholders of the Company and Xenith are urged to read carefully the entire registration statement and joint proxy statement/prospectus, including all amendments thereto, because they contain important information about the Pending Merger. Free copies of these documents may be obtained as described below.

Investors and shareholders of both companies are urged to read the registration statement on Form S-4 and the joint proxy statement/prospectus included within the registration statement and any other relevant documents filed with the SEC in connection with the Pending Merger because they contain important information about the Company, Xenith and the Pending Merger. Investors and shareholders of both companies are urged to review carefully and consider all public filings by the Company and Xenith with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Quarterly Reports on Form 10-Q, and their Current Reports on Form 8-K. Investors and shareholders may obtain free copies of these documents through the website maintained by the SEC at www.sec.gov. Free copies of the joint proxy statement/prospectus and other documents filed with the SEC also may be obtained by directing a request by telephone or mail to Union Bankshares Corporation, 1051 East Cary Street, Suite 1200, Richmond, Virginia 23219, Attention: Investor Relations (telephone: (804) 633-5031), or Xenith Bankshares, Inc., 901 E. Cary Street Richmond, Virginia, 23219, Attention: Thomas W. Osgood (telephone: (804) 433-2200), or by accessing the Company’s website at www.bankatunion.com under “Investor Relations” or Xenith’s website at www.xenithbank.com under “Investor Relations” under “About Us.” The information on the Company’s and Xenith’s websites is not, and shall not be deemed to be, a part of this release or incorporated into other filings either company makes with the SEC.

The Company and Xenith and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company and/or Xenith in connection with the Pending Merger. Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company’s 2017 annual meeting of shareholders filed with the SEC on March 21, 2017. Information about the directors and executive officers of Xenith is set forth in Xenith’s Annual Report on Form 10-K, as amended, filed with the SEC on May 1, 2017. Additional information regarding the interests of these participants and other persons who may be deemed participants in the Pending Merger may be obtained by reading the joint proxy statement/prospectus regarding the Pending Merger when it becomes available. Free copies of these documents may be obtained as described above.

UNION BANKSHARES CORPORATION AND SUBSIDIARIES
KEY FINANCIAL RESULTS
(Dollars in thousands, except share data)
(FTE - "Fully Taxable Equivalent")
	Three Months Ended			Nine Months Ended
	9/30/17	6/30/17	9/30/16	9/30/17	9/30/16
Results of Operations	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Interest and dividend income	$84,850	$81,221	$74,433	$242,712	$217,964
Interest expense	13,652	12,222	7,405	35,947	21,429
Net interest income	71,198	68,999	67,028	206,765	196,535
Provision for credit losses	3,050	2,173	2,472	7,345	7,376
Net interest income after provision for credit losses	68,148	66,826	64,556	199,420	189,159
Noninterest income	17,536	18,056	18,950	54,430	52,857
Noninterest expenses	57,496	59,930	56,913	174,821	166,436
Income before income taxes	28,188	24,952	26,593	79,029	75,580
Income tax expense	7,530	6,996	6,192	21,292	18,881
Net income	$20,658	$17,956	$20,401	$57,737	$56,699

Interest earned on earning assets (FTE) (1)	$87,498	$83,869	$76,860	$250,548	$225,331
Net interest income (FTE) (1)	73,846	71,647	69,455	214,601	203,902

Net income - community bank segment	$20,311	$17,405	$19,616	$56,836	$55,321
Net income - mortgage segment	347	551	785	901	1,378

Key Ratios
Earnings per common share, diluted	$0.47	$0.41	$0.47	$1.32	$1.29
Return on average assets (ROA)	0.91%	0.82%	1.00%	0.88%	0.95%
Return on average equity (ROE)	7.90%	7.02%	8.14%	7.53%	7.64%
Return on average tangible common equity (ROTCE) (2)	11.34%	10.15%	12.00%	10.90%	11.25%
Efficiency ratio	64.80%	68.84%	66.19%	66.93%	66.74%
Efficiency ratio (FTE) (1)	62.92%	66.81%	64.38%	64.98%	64.82%
Net interest margin	3.46%	3.49%	3.63%	3.49%	3.67%
Net interest margin (FTE) (1)	3.59%	3.62%	3.76%	3.62%	3.80%
Yields on earning assets (FTE) (1)	4.25%	4.24%	4.16%	4.23%	4.20%
Cost of interest-bearing liabilities (FTE) (1)	0.85%	0.79%	0.52%	0.78%	0.52%
Cost of funds (FTE) (1)	0.66%	0.62%	0.40%	0.61%	0.40%

Operating Measures (3)
Net operating earnings	$21,319	$20,314	$20,401	$60,757	$56,699
Operating earnings per share, diluted	$0.49	$0.46	$0.47	$1.39	$1.29
Operating ROA	0.94%	0.93%	1.00%	0.93%	0.95%
Operating ROE	8.15%	7.94%	8.14%	7.93%	7.64%
Operating ROTCE	11.70%	11.48%	12.00%	11.47%	11.25%
Operating efficiency ratio (FTE)	62.12%	63.75%	64.38%	63.69%	64.82%
Community bank segment net operating earnings	$20,972	$19,763	$19,616	$59,856	$55,321
Community bank segment operating earnings per share, diluted	$0.48	$0.45	$0.45	$1.37	$1.26

Per Share Data
Earnings per common share, basic	$0.47	$0.41	$0.47	$1.32	$1.29
Earnings per common share, diluted	0.47	0.41	0.47	1.32	1.29
Cash dividends paid per common share	0.20	0.20	0.19	0.60	0.57
Market value per share	35.30	33.90	26.77	35.30	26.77
Book value per common share	24.00	23.79	23.18	24.00	23.18
Tangible book value per common share (2)	16.76	16.50	15.75	16.76	15.75
Price to earnings ratio, diluted	18.93	20.61	14.32	20.00	15.54
Price to book value per common share ratio	1.47	1.42	1.15	1.47	1.15
Price to tangible book value per common share ratio (2)	2.11	2.05	1.70	2.11	1.70
Weighted average common shares outstanding, basic	43,706,635	43,693,427	43,565,937	43,685,045	43,853,548
Weighted average common shares outstanding, diluted	43,792,058	43,783,952	43,754,915	43,767,502	43,967,725
Common shares outstanding at end of period	43,729,229	43,706,000	43,556,486	43,729,229	43,556,486

	As of & For Three Months Ended			As of & For Nine Months Ended
	9/30/17	6/30/17	9/30/16	9/30/17	9/30/16
Capital Ratios	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Common equity Tier 1 capital ratio (4)	9.40%	9.39%	9.78%	9.40%	9.78%
Tier 1 capital ratio (4)	10.56%	10.57%	11.07%	10.56%	11.07%
Total capital ratio (4)	12.94%	13.00%	11.60%	12.94%	11.60%
Leverage ratio (Tier 1 capital to average assets) (4)	9.52%	9.61%	9.89%	9.52%	9.89%
Common equity to total assets	11.53%	11.56%	12.12%	11.53%	12.12%
Tangible common equity to tangible assets (2)	8.34%	8.32%	8.57%	8.34%	8.57%

Financial Condition
Assets	$9,029,436	$8,915,187	$8,258,230	$9,029,436	$8,258,230
Loans held for investment	6,898,729	6,771,490	6,148,918	6,898,729	6,148,918
Earning Assets	8,232,413	8,094,574	7,466,956	8,232,413	7,466,956
Goodwill	298,191	298,191	298,191	298,191	298,191
Amortizable intangibles, net	16,017	17,422	22,343	16,017	22,343
Deposits	6,881,826	6,764,434	6,258,506	6,881,826	6,258,506
Stockholders' equity	1,041,371	1,030,869	1,000,964	1,041,371	1,000,964
Tangible common equity (2)	727,163	715,256	680,430	727,163	680,430

Loans held for investment, net of deferred fees and costs
Construction and land development	$841,738	$799,938	$776,430	$841,738	$776,430
Commercial real estate - owner occupied	903,523	888,285	857,142	903,523	857,142
Commercial real estate - non-owner occupied	1,748,039	1,698,329	1,454,828	1,748,039	1,454,828
Multifamily real estate	368,686	367,257	339,313	368,686	339,313
Commercial & Industrial	554,522	568,602	509,857	554,522	509,857
Residential 1-4 Family	1,083,112	1,066,519	999,361	1,083,112	999,361
Auto	276,572	274,162	255,188	276,572	255,188
HELOC	535,446	535,088	524,097	535,446	524,097
Consumer and all other	587,091	573,310	432,702	587,091	432,702
Total loans held for investment	$6,898,729	$6,771,490	$6,148,918	$6,898,729	$6,148,918

Deposits
NOW accounts	$1,851,327	$1,882,287	$1,635,446	$1,851,327	$1,635,446
Money market accounts	1,621,443	1,559,895	1,398,177	1,621,443	1,398,177
Savings accounts	553,082	558,472	596,702	553,082	596,702
Time deposits of $100,000 and over	621,070	580,962	528,227	621,070	528,227
Other time deposits	699,755	681,248	657,686	699,755	657,686
Total interest-bearing deposits	$5,346,677	$5,262,864	$4,816,238	$5,346,677	$4,816,238
Demand deposits	1,535,149	1,501,570	1,442,268	1,535,149	1,442,268
Total deposits	$6,881,826	$6,764,434	$6,258,506	$6,881,826	$6,258,506

Averages
Assets	$8,973,964	$8,747,377	$8,153,951	$8,730,815	$7,956,841
Loans held for investment	6,822,498	6,628,011	6,033,723	6,613,078	5,869,511
Loans held for sale	38,569	28,331	42,755	31,461	33,619
Securities	1,243,904	1,229,593	1,218,552	1,227,220	1,202,882
Earning assets	8,167,919	7,934,405	7,354,684	7,922,944	7,159,813
Deposits	6,797,840	6,637,742	6,204,958	6,615,718	6,043,892
Certificates of deposit	1,289,794	1,248,818	1,181,936	1,250,180	1,172,856
Interest-bearing deposits	5,302,226	5,179,774	4,796,505	5,166,163	4,667,891
Borrowings	1,080,226	1,023,599	884,597	1,030,500	860,942
Interest-bearing liabilities	6,382,452	6,203,373	5,681,102	6,196,663	5,528,833
Stockholders' equity	1,037,792	1,026,148	996,668	1,024,853	991,097
Tangible common equity (2)	722,920	709,793	676,308	708,478	673,468

	As of & For Three Months Ended			As of & For Nine Months Ended
	9/30/17	6/30/17	9/30/16	9/30/17	9/30/16
Asset Quality	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Allowance for Loan Losses (ALL)
Beginning balance	$38,214	$38,414	$35,074	$37,192	$34,047
Add: Recoveries	887	827	534	2,559	2,022
Less: Charge-offs	4,989	3,327	1,463	9,949	6,728
Add: Provision for loan losses	3,050	2,300	2,397	7,360	7,201
Ending balance	$37,162	$38,214	$36,542	$37,162	$36,542

ALL / total outstanding loans	0.54%	0.56%	0.59%	0.54%	0.59%
Net charge-offs / total average loans	0.24%	0.15%	0.06%	0.15%	0.11%
Provision / total average loans	0.18%	0.14%	0.16%	0.15%	0.16%

Total PCI Loans	$51,041	$56,167	$62,346	$51,041	$62,346
Remaining fair value mark on purchased performing loans	14,602	15,382	18,154	14,602	18,154

Nonperforming Assets
Construction and land development	$5,671	$5,659	$2,301	$5,671	$2,301
Commercial real estate - owner occupied	2,205	1,279	1,609	2,205	1,609
Commercial real estate - non-owner occupied	2,701	4,765	—	2,701	—
Commercial & Industrial	1,252	4,281	1,344	1,252	1,344
Residential 1-4 Family	6,163	6,128	5,279	6,163	5,279
Auto	174	270	231	174	231
HELOC	1,791	2,059	1,464	1,791	1,464
Consumer and all other	165	133	449	165	449
Nonaccrual loans	$20,122	$24,574	$12,677	$20,122	$12,677
Other real estate owned	8,764	9,482	10,581	8,764	10,581
Total nonperforming assets (NPAs)	$28,886	$34,056	$23,258	$28,886	$23,258
Construction and land development	$54	$83	$610	$54	$610
Commercial real estate - owner occupied	679	56	304	679	304
Commercial real estate - non-owner occupied	298	298	—	298	—
Commercial & Industrial	101	55	77	101	77
Residential 1-4 Family	2,360	2,369	2,005	2,360	2,005
Auto	143	35	28	143	28
HELOC	709	544	407	709	407
Consumer and all other	188	185	98	188	98
Loans ≥ 90 days and still accruing	$4,532	$3,625	$3,529	$4,532	$3,529
Total NPAs and loans ≥ 90 days	$33,418	$37,681	$26,787	$33,418	$26,787
NPAs / total outstanding loans	0.42%	0.50%	0.38%	0.42%	0.38%
NPAs / total assets	0.32%	0.38%	0.28%	0.32%	0.28%
ALL / nonaccrual loans	184.68%	155.51%	288.25%	184.68%	288.25%
ALL / nonperforming assets	128.65%	112.21%	157.12%	128.65%	157.12%

Past Due Detail
Construction and land development	$7,221	$602	$309	$7,221	$309
Commercial real estate - owner occupied	1,707	3,148	1,411	1,707	1,411
Commercial real estate - non-owner occupied	909	1,530	324	909	324
Multifamily real estate	—	500	—	—	—
Commercial & Industrial	1,558	1,652	567	1,558	567
Residential 1-4 Family	5,633	2,477	4,985	5,633	4,985
Auto	2,415	1,562	1,846	2,415	1,846
HELOC	1,400	1,405	2,600	1,400	2,600
Consumer and all other	3,469	1,891	1,713	3,469	1,713
Loans 30-59 days past due	$24,312	$14,767	$13,755	$24,312	$13,755

	As of & For Three Months Ended			As of & For Nine Months Ended
	9/30/17	6/30/17	9/30/16	9/30/17	9/30/16
Past Due Detail cont'd	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Construction and land development	$100	$26	$697	$100	$697
Commercial real estate - owner occupied	689	194	365	689	365
Commercial real estate - non-owner occupied	571	571	—	571	—
Commercial & Industrial	255	113	51	255	51
Residential 1-4 Family	1,439	5,663	6,345	1,439	6,345
Auto	293	240	239	293	239
HELOC	628	964	899	628	899
Consumer and all other	1,445	1,242	1,037	1,445	1,037
Loans 60-89 days past due	$5,420	$9,013	$9,633	$5,420	$9,633

Troubled Debt Restructurings
Performing	$16,519	$14,947	$11,824	$16,519	$11,824
Nonperforming	2,725	4,454	1,452	2,725	1,452
Total troubled debt restructurings	$19,244	$19,401	$13,276	$19,244	$13,276

Alternative Performance Measures (non-GAAP)
Net interest income (FTE)
Net interest income (GAAP)	$71,198	$68,999	$67,028	$206,765	$196,535
FTE adjustment	2,648	2,648	2,427	7,836	7,367
Net interest income (FTE) (non-GAAP) (1)	$73,846	$71,647	$69,455	$214,601	$203,902
Average earning assets	8,167,919	7,934,405	7,354,684	7,922,944	7,159,813
Net interest margin	3.46%	3.49%	3.63%	3.49%	3.67%
Net interest margin (FTE)	3.59%	3.62%	3.76%	3.62%	3.80%

Tangible Assets
Ending assets (GAAP)	$9,029,436	$8,915,187	$8,258,230	$9,029,436	$8,258,230
Less: Ending goodwill	298,191	298,191	298,191	298,191	298,191
Less: Ending amortizable intangibles	16,017	17,422	22,343	16,017	22,343
Ending tangible assets (non-GAAP)	$8,715,228	$8,599,574	$7,937,696	$8,715,228	$7,937,696

Tangible Common Equity (2)
Ending equity (GAAP)	$1,041,371	$1,030,869	$1,000,964	$1,041,371	$1,000,964
Less: Ending goodwill	298,191	298,191	298,191	298,191	298,191
Less: Ending amortizable intangibles	16,017	17,422	22,343	16,017	22,343
Ending tangible common equity (non-GAAP)	$727,163	$715,256	$680,430	$727,163	$680,430

Average equity (GAAP)	$1,037,792	$1,026,148	$996,668	$1,024,853	$991,097
Less: Average goodwill	298,191	298,191	297,707	298,191	295,380
Less: Average amortizable intangibles	16,681	18,164	22,653	18,184	22,249
Average tangible common equity (non-GAAP)	$722,920	$709,793	$676,308	$708,478	$673,468

Operating Measures (3)
Net income (GAAP)	$20,658	$17,956	$20,401	$57,737	$56,699
Plus: Merger-related costs, net of tax	661	2,358	—	3,020	—
Net operating earnings (non-GAAP)	$21,319	$20,314	$20,401	$60,757	$56,699

Noninterest expense (GAAP)	$57,496	$59,930	$56,913	$174,821	$166,436
Less: Merger-related costs	732	2,744	—	3,476	—
Operating noninterest expense (non-GAAP)	$56,764	$57,186	$56,913	$171,345	$166,436

Net interest income (FTE) (non-GAAP) (1)	$73,846	$71,647	$69,455	$214,601	$203,902
Noninterest income (GAAP)	17,536	18,056	18,950	54,430	52,857

Efficiency ratio	64.80%	68.84%	66.19%	66.93%	66.74%
Efficiency ratio (FTE) (1)	62.92%	66.81%	64.38%	64.98%	64.82%
Operating efficiency ratio (FTE)	62.12%	63.75%	64.38%	63.69%	64.82%

	As of & For Three Months Ended			As of & For Nine Months Ended
	9/30/17	6/30/17	9/30/16	9/30/17	9/30/16
Alternative Performance Measures (non-GAAP) cont'd	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Operating Measures cont'd (3)
Community bank segment net income (GAAP)	$20,311	$17,405	$19,616	$56,836	$55,321
Plus: Merger-related costs, net of tax	661	2,358	—	3,020	—
Community bank segment net operating earnings (non-GAAP)	$20,972	$19,763	$19,616	$59,856	$55,321

Community bank segment earnings per share, diluted (GAAP)	$0.46	$0.40	$0.45	$1.30	$1.26
Community bank segment operating earnings per share, diluted (non-GAAP)	0.48	0.45	0.45	1.37	1.26

Mortgage Origination Volume
Refinance Volume	$35,678	$31,958	$52,883	$101,967	$137,221
Construction Volume	19,966	19,909	20,760	62,545	57,405
Purchase Volume	71,694	84,713	83,014	199,622	200,323
Total Mortgage loan originations	$127,338	$136,580	$156,657	$364,134	$394,949
% of originations that are refinances	28.0%	23.4%	33.8%	28.0%	34.7%

Other Data
End of period full-time employees	1,427	1,432	1,391	1,427	1,391
Number of full-service branches	111	112	115	111	115
Number of full automatic transaction machines (ATMs)	173	174	193	173	193

(1) Net interest income (FTE), which is used in computing net interest margin (FTE) and efficiency ratio (FTE), provides valuable additional insight into the net interest margin and the efficiency ratio by adjusting for differences in tax treatment of interest income sources. The entire FTE adjustment is attributable to interest income on earning assets, which is used in computing yield on earning assets. Interest expense and the related cost of interest-bearing liabilities and cost of funds ratios are not affected by the FTE components.

(2) Tangible common equity is used in the calculation of certain profitability, capital, and per share ratios. The Company believes tangible common equity and the related ratios are meaningful measures of capital adequacy because they provide a meaningful base for period-to-period and company-to-company comparisons, which the Company believes will assist investors in assessing the capital of the Company and its ability to absorb potential losses.

(3) Operating measures exclude merger-related costs unrelated to the Company’s normal operations. Such costs were only incurred during the second and third quarters of 2017; thus each of these operating measures is equivalent to the corresponding GAAP financial measure for the three and nine months ended September 30, 2016. The Company believes these measures are useful to investors as they exclude certain costs resulting from acquisition activity and allow investors to more clearly see the combined economic results of the organization's operations.

(4) All ratios at September 30, 2017 are estimates and subject to change pending the Company’s filing of its FR Y9-C. All other periods are presented as filed.

UNION BANKSHARES CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except share data)
	September 30,	December 31,	September 30,
	2017	2016	2016
ASSETS	(unaudited)	(audited)	(unaudited)
Cash and cash equivalents:
Cash and due from banks	$115,776	$120,758	$103,979
Interest-bearing deposits in other banks	60,294	58,030	51,303
Federal funds sold	891	449	893
Total cash and cash equivalents	176,961	179,237	156,175
Securities available for sale, at fair value	968,361	946,764	954,984
Securities held to maturity, at carrying value	204,801	201,526	200,839
Restricted stock, at cost	68,441	60,782	63,204
Loans held for sale, at fair value	30,896	36,487	46,814
Loans held for investment, net of deferred fees and costs	6,898,729	6,307,060	6,148,918
Less allowance for loan losses	37,162	37,192	36,542
Net loans held for investment	6,861,567	6,269,868	6,112,376
Premises and equipment, net	120,808	122,027	123,416
Other real estate owned, net of valuation allowance	8,764	10,084	10,581
Goodwill	298,191	298,191	298,191
Amortizable intangibles, net	16,017	20,602	22,343
Bank owned life insurance	181,451	179,318	177,847
Other assets	93,178	101,907	91,460
Total assets	$9,029,436	$8,426,793	$8,258,230
LIABILITIES
Noninterest-bearing demand deposits	$1,535,149	$1,393,625	$1,442,268
Interest-bearing deposits	5,346,677	4,985,864	4,816,238
Total deposits	6,881,826	6,379,489	6,258,506
Securities sold under agreements to repurchase	43,337	59,281	64,225
Other short-term borrowings	574,000	517,500	601,500
Long-term borrowings	434,750	413,308	259,902
Other liabilities	54,152	56,183	73,133
Total liabilities	7,988,065	7,425,761	7,257,266
Commitments and contingencies
STOCKHOLDERS' EQUITY
Common stock, $1.33 par value, shares authorized 100,000,000; issued and outstanding, 43,729,229 shares, 43,609,317 shares, and 43,556,486 shares, respectively.	57,708	57,506	57,444
Additional paid-in capital	608,884	605,397	603,785
Retained earnings	373,468	341,938	329,876
Accumulated other comprehensive income	1,311	(3,809)	9,859
Total stockholders' equity	1,041,371	1,001,032	1,000,964
Total liabilities and stockholders' equity	$9,029,436	$8,426,793	$8,258,230

UNION BANKSHARES CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Dollars in thousands, except share data)
	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2017	2017	2016	2017	2016
Interest and dividend income:	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Interest and fees on loans	$75,948	$72,612	$66,190	$216,644	$193,884
Interest on deposits in other banks	181	115	65	367	178
Interest and dividends on securities:
Taxable	5,175	4,982	4,732	15,081	13,558
Nontaxable	3,546	3,512	3,446	10,620	10,344
Total interest and dividend income	84,850	81,221	74,433	242,712	217,964
Interest expense:
Interest on deposits	7,234	6,100	4,552	18,410	12,945
Interest on short-term borrowings	1,871	1,400	765	4,221	2,098
Interest on long-term borrowings	4,547	4,722	2,088	13,316	6,386
Total interest expense	13,652	12,222	7,405	35,947	21,429
Net interest income	71,198	68,999	67,028	206,765	196,535
Provision for credit losses	3,050	2,173	2,472	7,345	7,376
Net interest income after provision for credit losses	68,148	66,826	64,556	199,420	189,159
Noninterest income:
Service charges on deposit accounts	5,153	4,963	4,965	14,945	14,454
Other service charges and fees	4,529	4,637	4,397	13,575	12,971
Fiduciary and asset management fees	2,794	2,725	2,844	8,313	7,315
Mortgage banking income, net	2,305	2,793	3,207	7,123	8,324
Gains on securities transactions, net	184	117	—	782	145
Bank owned life insurance income	1,377	1,335	1,389	4,837	4,122
Loan-related interest rate swap fees	416	1,031	1,303	2,627	3,056
Other operating income	778	455	845	2,228	2,470
Total noninterest income	17,536	18,056	18,950	54,430	52,857
Noninterest expenses:
Salaries and benefits	29,769	30,561	30,493	92,499	87,061
Occupancy expenses	4,939	4,718	4,841	14,560	14,627
Furniture and equipment expenses	2,559	2,720	2,635	7,882	7,867
Printing, postage, and supplies	1,154	1,406	1,147	3,710	3,566
Communications expense	798	872	948	2,580	2,964
Technology and data processing	4,232	3,927	3,917	12,059	11,340
Professional services	1,985	2,092	1,895	5,734	6,432
Marketing and advertising expense	1,944	2,279	1,975	5,963	5,838
FDIC assessment premiums and other insurance	1,141	947	1,262	2,793	4,003
Other taxes	2,022	2,022	639	6,065	3,864
Loan-related expenses	1,349	1,281	1,531	3,959	3,638
OREO and credit-related expenses	1,139	342	503	2,023	1,965
Amortization of intangible assets	1,480	1,544	1,843	4,661	5,468
Training and other personnel costs	887	1,043	863	2,900	2,512
Merger-related costs	732	2,744	—	3,476	—
Other expenses	1,366	1,432	2,421	3,957	5,291
Total noninterest expenses	57,496	59,930	56,913	174,821	166,436
Income before income taxes	28,188	24,952	26,593	79,029	75,580
Income tax expense	7,530	6,996	6,192	21,292	18,881
Net income	$20,658	$17,956	$20,401	$57,737	$56,699
Basic earnings per common share	$0.47	$0.41	$0.47	$1.32	$1.29
Diluted earnings per common share	$0.47	$0.41	$0.47	$1.32	$1.29

UNION BANKSHARES CORPORATION AND SUBSIDIARIES
SEGMENT FINANCIAL INFORMATION
(Dollars in thousands)
	Community Bank	Mortgage	Eliminations	Consolidated
Three Months Ended September 30, 2017 (unaudited)
Net interest income	$70,718	$480	$—	$71,198
Provision for credit losses	3,056	(6)	—	3,050
Net interest income after provision for credit losses	67,662	486	—	68,148
Noninterest income	15,121	2,527	(112)	17,536
Noninterest expenses	55,133	2,475	(112)	57,496
Income before income taxes	27,650	538	—	28,188
Income tax expense	7,339	191	—	7,530
Net income	20,311	347	—	20,658
Plus: Merger-related costs, net of tax	661	—	—	661
Net operating earnings (non-GAAP)	$20,972	$347	$—	$21,319
Total assets	$9,020,486	$97,154	$(88,204)	$9,029,436
Three Months Ended June 30, 2017 (unaudited)
Net interest income	$68,580	$419	$—	$68,999
Provision for credit losses	2,184	(11)	—	2,173
Net interest income after provision for credit losses	66,396	430	—	66,826
Noninterest income	15,203	2,993	(140)	18,056
Noninterest expenses	57,496	2,574	(140)	59,930
Income before income taxes	24,103	849	—	24,952
Income tax expense	6,698	298	—	6,996
Net income	17,405	551	—	17,956
Plus: Merger-related costs, net of tax	2,358	—	—	2,358
Net operating earnings (non-GAAP)	$19,763	$551	$—	$20,314
Total assets	$8,904,819	$105,429	$(95,061)	$8,915,187
Three Months Ended September 30, 2016 (unaudited)
Net interest income	$66,605	$423	$—	$67,028
Provision for credit losses	2,455	17	—	2,472
Net interest income after provision for credit losses	64,150	406	—	64,556
Noninterest income	15,589	3,501	(140)	18,950
Noninterest expenses	54,353	2,700	(140)	56,913
Income before income taxes	25,386	1,207	—	26,593
Income tax expense	5,770	422	—	6,192
Net income	$19,616	$785	$—	$20,401
Total assets	$8,251,351	$90,692	$(83,813)	$8,258,230
Nine Months Ended September 30, 2017 (unaudited)
Net interest income	$205,534	$1,231	$—	$206,765
Provision for credit losses	7,344	1	—	7,345
Net interest income after provision for credit losses	198,190	1,230	—	199,420
Noninterest income	47,080	7,743	(393)	54,430
Noninterest expenses	167,643	7,571	(393)	174,821
Income before income taxes	77,627	1,402	—	79,029
Income tax expense	20,791	501	—	21,292
Net income	56,836	901	—	57,737
Plus: Merger-related costs, net of tax	3,020	—	—	3,020
Net operating earnings (non-GAAP)	$59,856	$901	$—	$60,757
Total assets	$9,020,486	$97,154	$(88,204)	$9,029,436
Nine Months Ended September 30, 2016 (unaudited)
Net interest income	$195,508	$1,027	$—	$196,535
Provision for credit losses	7,215	161	—	7,376
Net interest income after provision for credit losses	188,293	866	—	189,159
Noninterest income	44,137	9,185	(465)	52,857
Noninterest expenses	158,964	7,937	(465)	166,436
Income before income taxes	73,466	2,114	—	75,580
Income tax expense	18,145	736	—	18,881
Net income	$55,321	$1,378	$—	$56,699
Total assets	$8,251,351	$90,692	$(83,813)	$8,258,230

AVERAGE BALANCES, INCOME AND EXPENSES, YIELDS AND RATES (TAXABLE EQUIVALENT BASIS)
	For the Quarter Ended
	September 30, 2017			June 30, 2017
	Average Balance	Interest Income / Expense (1)	Yield / Rate (1)(2)	Average Balance	Interest Income / Expense (1)	Yield / Rate (1)(2)
Assets:	(unaudited)			(unaudited)
Securities:
Taxable	$774,513	$5,175	2.65%	$768,648	$4,982	2.60%
Tax-exempt	469,391	5,455	4.61%	460,945	5,403	4.70%
Total securities	1,243,904	10,630	3.39%	1,229,593	10,385	3.39%
Loans, net (3) (4)	6,822,498	76,333	4.44%	6,628,011	73,073	4.42%
Other earning assets	101,517	535	2.09%	76,801	411	2.15%
Total earning assets	8,167,919	$87,498	4.25%	7,934,405	$83,869	4.24%
Allowance for loan losses	(38,138)			(38,577)
Total non-earning assets	844,183			851,549
Total assets	$8,973,964			$8,747,377

Liabilities and Stockholders' Equity:
Interest-bearing deposits:
Transaction and money market accounts	$3,457,279	$3,491	0.40%	$3,367,008	$2,729	0.33%
Regular savings	555,153	151	0.11%	563,948	152	0.11%
Time deposits	1,289,794	3,592	1.10%	1,248,818	3,219	1.03%
Total interest-bearing deposits	5,302,226	7,234	0.54%	5,179,774	6,100	0.47%
Other borrowings (5)	1,080,226	6,418	2.36%	1,023,599	6,122	2.40%
Total interest-bearing liabilities	6,382,452	13,652	0.85%	6,203,373	12,222	0.79%

Noninterest-bearing liabilities:
Demand deposits	1,495,614			1,457,968
Other liabilities	58,106			59,888
Total liabilities	7,936,172			7,721,229
Stockholders' equity	1,037,792			1,026,148
Total liabilities and stockholders' equity	$8,973,964			$8,747,377

Net interest income		$73,846			$71,647

Interest rate spread			3.40%			3.45%
Cost of funds			0.66%			0.62%
Net interest margin			3.59%			3.62%

(1) Income and yields are reported on a taxable equivalent basis using the statutory federal corporate tax rate of 35%.
(2) Rates and yields are annualized and calculated from actual, not rounded, amounts in thousands, which appear above.
(3) Nonaccrual loans are included in average loans outstanding.
(4) Interest income on loans includes $1.7 million and $1.6 million for the three months ended September 30, 2017 and June 30, 2017, respectively, in accretion of the fair market value adjustments related to acquisitions.

(5) Interest expense on borrowings includes $47,000 for the both three months ended September 30, 2017 and June 30, 2017, respectively, in accretion of the fair market value adjustments related to acquisitions.